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                      SECURITIES  AND  EXCHANGE  COMMISSION
                            Washington,  D.C.  20549

                                 SCHEDULE  13D
                                (Rule  13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE  13d-2(a)

                         (Amendment  No.            )(1)


                                   AGM,  Inc.
--------------------------------------------------------------------------------
                                (Name  of  Issuer)


                          Common  Stock,  par  value  $0.001
--------------------------------------------------------------------------------
                         (Title  of  Class  of  Securities)


                                     N/A
--------------------------------------------------------------------------------
                                 (CUSIP  Number)


                             Brian  A.  Lebrecht,  Esq.
                             c/o  Cutler  Law  Group
                             610  Newport  Center  Drive,  Suite  800
                             Newport  Beach,  CA  92660
                             (949)  719-1977
--------------------------------------------------------------------------------
                 (Name,  Address  and  Telephone  Number  of  Person
               Authorized  to  Receive  Notices  and  Communications)

                             December 22, 1999
--------------------------------------------------------------------------------
             (Date  of  Event  which  Requires  Filing  of  This  Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued  on  following  pages)
                              (Page  1  of    Pages)


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP  No.  N/A                         13D                   Page  2 of 4 Pages

________________________________________________________________________________
1    NAME  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)


  M. Richard Cutler
_______________________________________________________________________________
2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC  USE  ONLY


________________________________________________________________________________
4    SOURCE  OF  FUNDS*


SC
________________________________________________________________________________
5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT  TO  ITEMS  2(d)  OR  2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION


United  States  Citizen
________________________________________________________________________________
7    SOLE  VOTING  POWER

680,000
_____________________________________________________________
8    SHARED  VOTING  POWER

-0-
_________________________________________________________________
9    SOLE  DISPOSITIVE  POWER

680,000
________________________________________________________________
10   SHARED  DISPOSITIVE  POWER

-0-
________________________________________________________________________________
11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON


680,000
________________________________________________________________________________
12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)


68.0%
________________________________________________________________________________
14   TYPE  OF  REPORTING  PERSON*


IN
________________________________________________________________________________
                     *SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!

CUSIP  No.   N/A                        13D                   Page  3 of 4 Pages


________________________________________________________________________________
Item  1.  Security  and  Issuer.


Common Stock, par value $0.001, of AGM, Inc., a Nevada corporation, 610 Newport Center Drive, Suite 800, Newport Beach, CA 92660

________________________________________________________________________________
Item  2.  Identity  and  Background.

     (a)  Name:                  M. Richard Cutler

     (b)  Business  Address:     610  Newport  Center  Drive,  Suite  800
                                 Newport  Beach,  CA  92660

     (c)  Principal  Occupation:   Attorney

     (d) During the last five years, Mr. Cutler has not been convicted in a criminal proceeding.

     (e) During the last 5 years, Mr. Cutler has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

     (f)  Citizenship:  United  States

________________________________________________________________________________
Item  3.  Source  and  Amount  of  Funds  or  Other  Consideration.


Issued  as  founders  stock  for  services  rendered.
________________________________________________________________________________
Item  4.  Purpose  of  Transaction.


See  Item  3.  No  additional  acquisitions  or  dispositions  of shares  are  contemplated.
________________________________________________________________________________
Item  5.  Interest  in  Securities  of  the  Issuer.


Of  the  1,000,000  shares  of  AGM,  Inc.  common  stock  issued and  outstanding,  Mr.  Cutler  has  sole  dispositive  and
voting  power  over  680,000  shares,  or  68.0%  of  the  total  shares.
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


None.
________________________________________________________________________________
Item  7.  Material  to  be  Filed  as  Exhibits.


None.
________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            December  22,  1999
                                        ----------------------------------------
                                                         (Date)


                                            /s/  M. Richard Cutler
                                        ----------------------------------------
                                                       (Signature)



                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).